UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New Century Energies, Inc.
Employees’ Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees

and

New Century Energies, Inc.
Employee Investment Plan for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Page(s)
Financial Statements

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of Dec. 31, 2011 and 2010	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2011 and 2010	4

New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
Report of Independent Registered Public Accounting Firm	5
Statements of Net Assets Available for Benefits as of Dec. 31, 2011 and 2010	6
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2011 and 2010	7

Notes to the Financial Statements for the BU Savings Plan and EIP Savings Plan	8-18

Supplemental Schedules of Assets (Held at Year End) and Reportable Transactions
BU Savings Plan (Schedules 1-2)	19-20
EIP Savings Plan (Schedules 3-4)	21-22

Signatures	23

Exhibits
23.01: Consent of Independent Registered Public Accounting Firm	24

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employees’ Savings and
Stock Ownership Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2012

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2011	Dec. 31, 2010
Assets
Receivables:
Xcel Energy contributions (Note 3)	$7,245,948	$6,576,459
Dividends	702,036	692,680
Notes receivable from participants (Note 7)	6,127,491	6,219,692
Total receivables	14,075,475	13,488,831

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	9,974,237	8,087,907
Non-participant directed	64,657,569	56,516,471
Total Xcel Energy Common Stock Fund	74,631,806	64,604,378

General investments, at fair value (Note 5):
Participant directed	266,093,473	267,501,010

Net assets available for benefits	$354,800,754	$345,594,219

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2011	2010
Contributions:
Xcel Energy	$7,245,948	$6,576,459
Participants	14,289,262	13,364,390
Total contributions	21,535,210	19,940,849

Investment income (loss):
Interest and dividends	10,372,487	8,638,149
Other	30	391
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	11,134,831	6,507,260
Interest in registered investment companies and VGI Brokerage Option (Note 5)	(6,633,742)	17,816,752
Total investment income	14,873,606	32,962,552

Interest on notes receivable from participants	303,817	334,636

Benefits paid to participants - cash and common stock	(24,918,047)	(21,715,251)
Dividends paid to participants	(2,511,475)	(2,510,583)
Administrative expenses	(76,576)	(48,506)

Net increase in net assets available for benefits	9,206,535	28,963,697

Net assets available for benefits at beginning of year	345,594,219	316,630,522
Net assets available for benefits at end of year	$354,800,754	$345,594,219

The accompanying notes are an integral part of the financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
New Century Energies, Inc. Employee Investment Plan
for Bargaining Unit Employees and
Former Non-Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2011, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2012

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2011	Dec. 31, 2010
Assets
Receivables:
Xcel Energy contributions (Note 3)	$1,357,482	$1,275,281
Dividends	372,615	377,909
Notes receivable from participants (Note 7)	2,174,013	1,561,035
Total receivables	3,904,110	3,214,225

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	25,528,473	22,947,953
Non-participant directed	14,083,392	12,298,574
Total Xcel Energy Common Stock Fund	39,611,865	35,246,527

General investments, at fair value (Note 5):
Participant directed	24,954,238	24,165,111

Net assets available for benefits	$68,470,213	$62,625,863

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC.
EMPLOYEE INVESTMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2011	2010
Contributions:
Xcel Energy	$1,366,563	$1,275,281
Participants	3,663,419	3,459,728
Total contributions	5,029,982	4,735,009

Transfer of plan assets (Note 1)	(38,142)	-

Investment income (loss):
Interest and dividends	2,158,202	2,070,088
Net appreciation (depreciation) in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	5,930,493	3,466,155
Interest in registered investment companies and VGI Brokerage Option (Note 5)	(774,166)	1,977,637
Total investment income	7,314,529	7,513,880

Interest on notes receivable from participants	86,361	77,445

Benefits paid to participants - cash and common stock	(5,717,559)	(4,304,244)
Dividends paid to participants	(804,661)	(841,941)
Administrative expenses	(26,160)	(16,504)

Net increase in net assets available for benefits	5,844,350	7,163,645

Net assets available for benefits at beginning of year	62,625,863	55,462,218
Net assets available for benefits at end of year	$68,470,213	$62,625,863

The accompanying notes are an integral part of the financial statements

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
 and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The following includes a brief description of the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan).  The BU Savings Plan and EIP Savings Plan are collectively known as the Plans.  Participants should refer to their respective Plan document or Summary Plan Description for more complete information.  The notes to the financial statements generally apply to both Plans and specific disclosures are presented to address matters for individual plans, where applicable.

General - The Plans are employee benefit plans which provide eligible employees of participating subsidiaries of Xcel Energy Inc. (Xcel Energy) the opportunity to contribute to a qualified retirement savings plan.  Each Plan also provides for the ownership of Xcel Energy common stock through employee contributions and employer matching contributions.  The Plans are defined contribution plans and include an employee stock ownership plan.  Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management – The Plan administrator of each Plan is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of each Plan.  The Plans’ assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy.  Each Plan values the individual participants’ accounts daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plans.

Transfer of Plan Assets – In August 2011, participant assets from the EIP Savings Plan were transferred to the Xcel Energy 401(K) Savings Plan.  Asset transfers of $38,142 are reported on the Statement of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2011.

Eligibility –

BU Savings Plan
The BU Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to become a participant of this Plan on or after the date the eligible employee first performs an hour of service for Xcel Energy, while a regular, part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours of service to become eligible. Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan
The EIP Savings Plan allows for a regular, full-time employee covered by a collective bargaining agreement to enroll in the Plan as soon as it is administratively feasible following their date of hire.  Certain former non-bargaining unit employees (i.e. employees who terminated or retired before July 1, 1998) continue to participate in the EIP Savings Plan.

Employee and Employer Contributions - Each Plan allows participants to contribute a portion of their pre-tax compensation and also allows for a discretionary employer matching contribution (see Note 3). The BU Savings Plan also allows employee after-tax contributions.

Vesting – Employee contributions and matching contributions made by Xcel Energy in each Plan are immediately vested.

Distributions

BU Savings Plan
Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum or rollover to an IRA or another employer’s qualified plan.

EIP Savings Plan
Benefits are distributed upon retirement, disability, death (payable to beneficiary) or separation of employment in the form of a single lump sum, rollover to an IRA or another employer’s qualified plan or installments.

For each of the Plans, if the total amount of the participant’s vested account balance exceeds $1,000, he/she may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as it is administratively possible.

All vested account balances remaining in the Plans after the participant decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the participant’s choice (except Xcel Energy contributions which will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive their share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination – While Xcel Energy expects to continue the Plans, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – Xcel Energy pays certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans or by the participant.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee is paid by the participant.  Loan set-up fees are paid by Xcel Energy under the BU Savings Plan.  Loan set-up fees and annual maintenance fees are paid by the participant under the EIP Savings Plan.

Dividends –

BU Savings Plan
Dividends earned on the common stock purchased with Xcel Energy contributions are paid quarterly to Plan participants in cash as a taxable distribution.  Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the Xcel Energy Common Stock Fund and are considered taxable income when they are distributed from the Plan.

EIP Savings Plan
Participants can elect to receive their quarterly Xcel Energy Common Stock Fund dividends in cash as a taxable distribution or to reinvest them in Xcel Energy stock within the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plans have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plans provide for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Fair Value Measurements — The Plans present money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

New Accounting Standards

Recently Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (Accounting Standards Update (ASU) No. 2010-06), which updates the FASB Accounting Standards Codification (Codification) to require new disclosures for assets and liabilities measured at fair value.  The requirements include expanded disclosure of valuation methodologies for fair value measurements, transfers between levels of the fair value hierarchy, and gross rather than net presentation of certain changes in Level 3 fair value measurements for annual periods beginning after Dec. 15, 2009, except for requirements related to gross presentation of certain changes in Level 3 fair value measurements, which are effective for interim and annual periods beginning after Dec. 15, 2010. The Plans implemented this guidance upon the appropriate effective dates, and the implementation did not have a material impact on the Plans’ financial statements.

Recently Issued

In May 2011, the FASB issued Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04), which provides additional guidance for fair value measurements.  These updates to the Codification include clarifications regarding existing fair value measurement principles and disclosure requirements, and also specific new measurement and disclosure guidance.  These updates to the Codification are effective periods beginning after Dec. 15, 2011.  The Plans do not expect the implementation of this guidance to have a material impact on the Plans’ financial statements.

3.	PLAN FUNDING

Employee Contributions

BU Savings Plan
Participants may elect to contribute up to 20 percent of their annual compensation in pre-tax contributions and up to 8 percent in after-tax contributions.  The combination of pre-tax contributions up to $16,500 in 2011 and 2010 and after-tax contributions cannot exceed 20 percent.  Employees who are age 50 or older during the Plan year may make additional pre-tax (catch-up) contributions up to $5,500 in 2011 and 2010.

EIP Savings Plan
Participants may elect to contribute up to 20 percent of their base pay on a pre-tax basis, not to exceed $16,500 in 2011 and 2010.  Employees who are age 50 or older during the Plan year, may make additional pre-tax (catch-up) contributions up to $5,500 in 2011 and 2010.

Employer Contributions

BU Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 100 percent of the first 3 percent, and 50 percent of the next 4 percent of a participant’s pre-tax contribution during the Plan year.  All employees participating in the Plan are eligible for the matching contribution, regardless of their employment status at year-end.  Employer contributions may be made at any time during the Plan year or after its close, but not later than 60 days after the close of the Plan year. The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

EIP Savings Plan
Xcel Energy may contribute cash or shares of Xcel Energy stock as a matching contribution equal to 50 percent of the first 8 percent of base pay contributed by the participant on a pre-tax basis during the Plan year.  To be eligible for a matching contribution, a participant must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death.  Matching contributions are allocated after the close of the Plan year, typically during the first quarter.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participant’s annual contribution and compensation eligible for a match as defined in the Plan Document.

Investment of Employee and Employer Contributions - Participants may invest their contributions among the various investment funds offered by the Plans. Any dividends and interest earned on their investments will be reinvested in each of those same investments automatically.  Xcel Energy contributions are initially invested in Xcel Energy stock.   A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Common Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans not consisting of Xcel Energy stock.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the BU Savings Plan and the EIP Savings Plan meet the requirements of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended.  On Jan. 28, 2011, Xcel Energy requested a favorable determination with respect to the qualified status of the Plans as amended and restated effective Jan. 1, 2010.  The IRS acknowledged receipt of the application on March 2, 2011.  Although the EIP Savings Plan and the BU Savings Plan have been amended since receiving a determination letter, the Plans’ sponsor believes that they are currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the EIP Savings Plan’s or BU Savings Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrators have analyzed the tax positions taken by the Plans, including the assertion that the Plans are exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2011 or 2010. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plans’ 2008 federal tax returns expires in July 2012.

5.	FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reported date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the debt securities within the VGI Brokerage Option.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following tables present, for each of these hierarchy levels, the Plans’ assets that are measured at fair value on a recurring basis:

BU Savings Plan	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$105,247,925	$-	$-	$105,247,925
International Equities	11,024,612	-	-	11,024,612
Fixed Income	45,757,594	-	-	45,757,594
Balanced Stock and Fixed Income Funds	43,010,732	-	-	43,010,732
Retirement Target Date Funds	15,550,485	-	-	15,550,485
VGI Brokerage Option:
Equity Securities	2,738,882	164,026	-	2,902,908
Debt Securities	212,698	-	-	212,698
Mutual Funds	1,539,155	-	-	1,539,155
Money Market Funds	40,847,364	-	-	40,847,364
Xcel Energy Common Stock Fund	74,631,806	-	-	74,631,806
Total	$340,561,253	$164,026	$-	$340,725,279

	Dec. 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$112,834,199	$-	$-	$112,834,199
International Equities	12,566,991	-	-	12,566,991
Fixed Income	41,732,256	-	-	41,732,256
Balanced Stock and Fixed Income Funds	43,853,654	-	-	43,853,654
Retirement Target Date Funds	12,737,438	-	-	12,737,438
VGI Brokerage Option:
Equity Securities	3,307,927	260	-	3,308,187
Debt Securities	199,884	143,134	-	343,018
Mutual Funds	1,655,195	-	-	1,655,195
Money Market Funds	38,470,072	-	-	38,470,072
Xcel Energy Common Stock Fund	64,604,378	-	-	64,604,378
Total	$331,961,994	$143,394	$-	$332,105,388

EIP Savings Plan
	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$9,592,819	$-	$-	$9,592,819
International Equities	2,603,473	-	-	2,603,473
Fixed Income	4,550,200	-	-	4,550,200
Balanced Stock and Fixed Income Funds	2,341,017	-	-	2,341,017
Retirement Target Date Funds	3,334,826	-	-	3,334,826
VGI Brokerage Option	35,856	-	-	35,856
Money Market Funds	2,496,047	-	-	2,496,047
Xcel Energy Common Stock Fund	39,611,865	-	-	39,611,865
Total	$64,566,103	$-	$-	$64,566,103

	Dec. 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$9,898,368	$-	$-	$9,898,368
International Equities	2,546,639	-	-	2,546,639
Fixed Income	4,265,426	-	-	4,265,426
Balanced Stock and Fixed Income Funds	2,433,842	-	-	2,433,842
Retirement Target Date Funds	3,391,668	-	-	3,391,668
VGI Brokerage Option	34,231	2,349	-	36,580
Money Market Funds	1,592,588	-	-	1,592,588
Xcel Energy Common Stock Fund	35,246,527	-	-	35,246,527
Total	$59,409,289	$2,349	$-	$59,411,638

For the years ended Dec. 31, 2011 and 2010, there were no significant transfers in or out of Levels 1 or 2.

6.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to each Plan’s non-participant directed investments as of Dec. 31, 2011 and 2010, and for the year ended Dec. 31, 2011, is as follows:

BU Savings Plan	2011	2010

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$56,516,471	$52,476,063
Xcel Energy contribution receivable	6,576,459	6,676,268
Total net assets - beginning of year	63,092,930	59,152,331

Changes in Net Assets:
Net appreciation in fair value of investments	9,729,788	5,819,842
Xcel Energy Contributions	7,245,948	6,576,459
Benefits and dividends paid to participants	(3,852,838)	(3,443,992)
Transfers to participant-directed investments, net	(4,312,311)	(5,011,710)
Net increase	8,810,587	3,940,599

Net Assets - end of year
Xcel Energy Common Stock Fund	64,657,569	56,516,471
Xcel Energy contribution receivable	7,245,948	6,576,459
Total net assets - end of year	$71,903,517	$63,092,930

EIP Savings Plan	2011	2010

Net Assets - beginning of year
Xcel Energy Common Stock Fund	$12,298,574	$11,767,632
Xcel Energy contribution receivable	1,275,281	1,244,524
Total net assets - beginning of year	13,573,855	13,012,156

Changes in Net Assets:
Net appreciation in fair value of investments	2,139,508	1,259,785
Xcel Energy Contributions	1,357,482	1,275,281
Benefits and dividends paid to participants	(1,058,720)	(880,719)
Transfers to participant-directed investments, net	(571,251)	(1,092,648)
Net increase	1,867,019	561,699

Net Assets - end of year
Xcel Energy Common Stock Fund	14,083,392	12,298,574
Xcel Energy contribution receivable	1,357,482	1,275,281
Total net assets - end of year	$15,440,874	$13,573,855

7.	NOTES RECEIVABLE FROM PARTICIPANTS

BU Savings Plan

Participants may elect to borrow funds from their account in any amount greater than $1,000, but less than 50 percent of their employee pre-tax and rollover account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination, unless the participant elects to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2011 and 2010 range from 4.25 percent to 9.25 percent with maturities ranging from 2012 to 2026 at Dec. 31, 2011 and from 2011 to 2025 at Dec. 31, 2010.

EIP Savings Plan

Participants may elect to borrow from their account in any amount greater than $1,000 but less than 50 percent of their account balance.  In no event can a participant borrow more than $50,000, minus the participant’s highest outstanding loan balance in the previous 12 months.  Only one outstanding loan is permitted at any time and may not exceed a period of 5 years for a general-purpose loan or 15 years for a principal residence loan.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction and is credited to each participant’s account as paid.  If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Interest rates on outstanding loans at Dec. 31, 2011 and 2010 range from 4.25 percent to 9.25 percent with maturities ranging from 2012 to 2026 at Dec. 31, 2011 and from 2011 to 2025 at Dec. 31, 2010.

8.	RELATED PARTY TRANSACTIONS

Certain investments of the Plans’ are in shares of Xcel Energy common stock.  Receivables for the BU Savings Plan include dividends on Xcel Energy common stock declared and payable to the BU Savings Plan of $702,036 and $692,680 at Dec. 31, 2011 and 2010.  Receivables for the EIP Savings Plan include dividends on Xcel Energy common stock declared and payable to the EIP Savings Plan of $372,615 and $377,909 at Dec. 31, 2011 and 2010.

The Plans also invest in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

The BU Savings Plan incurred fees for investment management and recordkeeping services of $76,576 and $48,506 for the years ended Dec. 31, 2011 and 2010.  The EIP Savings Plan incurred fees for investment management and recordkeeping services of $26,160 and $16,504 for the years ended Dec. 31, 2011 and 2010.

9.	INVESTMENTS

At Dec. 31, 2011 and 2010, the market value of each of the following investments was in excess of 5 percent of the Plans’ net assets:

	2011	2010
BU Savings Plan:
Xcel Energy Common Stock Fund (Note 10)*	$74,631,806	$64,604,378
Vanguard PRIMECAP Fund Investor Shares	70,432,346	78,695,718
Vanguard Wellington Fund Investor Shares	43,010,732	43,853,654
Vanguard Prime Money Market	40,847,364	38,470,072
Vanguard Total Bond Market Index Fund Signal Shares	24,687,111	22,582,524

EIP Savings Plan:
Xcel Energy Common Stock Fund (Note 10)*	$39,611,865	$35,246,527

*Xcel Energy Common Stock Fund includes Xcel Energy common stock, VGI Prime Money Market, receivables, payables and other as indicated in Note 10 – Xcel Energy Common Stock Fund and as presented within the Schedule of Assets (Held at Year End) at Schedules 1 and 3 and the Schedule of Reportable Transactions at Schedules 2 and 4.

During the years ended Dec. 31, 2011 and 2010, the Plans’ investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

BU Savings Plan:	Year Ended Dec. 31
	2011	2010
Mutual funds:
U.S. Equities	$(5,354,351)	$12,134,300
International Equities	(2,044,656)	726,612
Fixed Income	1,542,063	711,923
Balanced Stock and Fixed Income Funds	345,672	3,157,614
Retirement Target Date Funds	(416,857)	1,027,659
VGI Brokerage Option	(705,613)	58,644
Xcel Energy Common Stock Fund	11,134,831	6,507,260
Total	$4,501,089	$24,324,012

EIP Savings Plan:	Year Ended Dec. 31
	2011	2010
Mutual funds:
U.S. Equities	$(381,465)	$1,306,294
International Equities	(490,931)	135,859
Fixed Income	153,849	71,619
Balanced Stock and Fixed Income Funds	29,512	179,676
Retirement Target Date Funds	(82,909)	281,914
VGI Brokerage Option	(2,222)	2,275
Xcel Energy Common Stock Fund	5,930,493	3,466,155
Total	$5,156,327	$5,443,792

10.	XCEL ENERGY COMMON STOCK FUND

BU Savings Plan:

	Dec. 31, 2011		Dec. 31, 2010
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	359,583	2,330,984	342,242	2,391,512

Xcel Energy common stock	$9,938,885	$64,428,398	$8,059,805	$56,320,102
VGI Prime Money Market	38,302	248,292	30,380	212,287
Receivables, payables and other	(2,950)	(19,121)	(2,278)	(15,918)
Total	$9,974,237	$64,657,569	$8,087,907	$56,516,471

EIP Savings Plan:

	Dec. 31, 2011		Dec. 31, 2010
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	920,332	507,723	971,050	520,418

Xcel Energy common stock	$25,437,990	$14,033,475	$22,868,219	$12,255,842
VGI Prime Money Market	98,033	54,082	86,197	46,196
Receivables, payables and other	(7,550)	(4,165)	(6,463)	(3,464)
Total	$25,528,473	$14,083,392	$22,947,953	$12,298,574

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 1

Schedule of Assets (Held at Year End) as of Dec. 31, 2011

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$53,783,091	$74,631,806
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	59,646,457	70,432,346
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	39,757,335	43,010,732
*	Vanguard Prime Money Market	Registered Investment Company	40,847,364	40,847,364
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	23,181,179	24,687,111
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	18,597,718	17,588,969
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	10,845,364	11,610,192
*	Vanguard Developed Markets Index Fund	Registered Investment Company	12,646,420	11,024,612
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	9,379,314	9,460,291
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	7,325,297	7,424,971
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	5,166,154	5,376,784
*	VGI Brokerage Option	Vanguard Brokerage Option	5,270,667	4,654,761
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	4,762,318	4,424,854
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	3,977,246	4,101,209
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	2,937,104	3,074,305
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,936,868	2,031,765
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,843,576	1,893,592
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,179,229	1,222,236
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	752,485	771,325
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	689,711	760,541
*	Vanguard Target Retirement Income Fund	Registered Investment Company	729,614	732,857
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	566,278	578,044
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	273,138	270,766
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	110,272	108,030
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	5,715	5,816
*	Participant Loans	4.25% - 9.25% with maturities ranging from 2012 thru 2026	-	6,127,491
			$306,209,914	$346,852,770
*	Party in Interest

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 2

Schedule of Reportable Transactions*
Year Ended Dec. 31, 2011

New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees, EIN 41-0448030, Plan 005
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset			Historical	Current Value of
	(include interest rate and maturity in			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$10,287,316	$-	$-	$10,287,316	$-
The Vanguard Group	Xcel Energy Common Stock Fund	-	11,394,720	9,635,786	11,394,720	1,758,934

*
Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 3

Schedule of Assets (Held at Year End) as of Dec. 31, 2011

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees, EIN 41-0448030, Plan 006
Attachment to Form 5500, Schedule H, Line 4(i)

	Identity of Issue	Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$28,743,644	$39,611,865
*	Vanguard Total Bond Market Index Fund Signal Shares	Registered Investment Company	2,761,176	2,891,823
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	2,777,703	2,786,715
*	Vanguard Developed Markets Index Fund	Registered Investment Company	2,989,075	2,603,473
*	Vanguard Prime Money Market	Registered Investment Company	2,496,047	2,496,047
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	2,594,139	2,362,853
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	2,277,310	2,341,017
*	Vanguard PRIMECAP Fund Investor Shares	Registered Investment Company	2,060,140	2,086,673
*	Vanguard Mid-Cap Index Fund Signal Shares	Registered Investment Company	1,506,950	1,527,526
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	990,165	1,077,412
*	Vanguard Inflation-Protected Securities Fund Investor Shares	Registered Investment Company	917,812	983,555
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	794,819	829,051
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	668,426	674,822
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	521,023	556,217
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	483,742	516,864
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	276,665	302,106
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	283,510	297,069
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	209,316	213,759
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	174,045	175,082
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	108,092	113,477
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	69,010	68,740
*	VGI Brokerage Option	Vanguard Brokerage Option	37,367	35,856
*	Vanguard Target Retirement Income Fund	Registered Investment Company	11,681	12,001
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	2,104	2,100
*	Particpant Loans	4.25% - 9.25% with maturities ranging from 2012 thru 2026	-	2,174,013
			$53,753,961	$66,740,116
*	Party in Interest

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES	Schedule 4

Schedule of Reportable Transactions*
Year Ended Dec. 31, 2011

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees, EIN 41-0448030, Plan 006
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset			Historical	Current Value of
	(include interest rate and maturity in			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	$4,736,556	$-	$-	$4,736,556	$-
The Vanguard Group	Xcel Energy Common Stock Fund	-	6,301,711	5,180,744	6,301,711	1,120,967

*
Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 27, 2012.

NEW CENTURY ENERGIES, INC. EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

By	/s/ Jeffrey S. Savage

Vice President and Controller
Member, Pension Trust Administration Committee